KONINKLIJKE PHILIPS ELECTRONICS N.V.
NONQUALIFIED STOCK PURCHASE PLAN

Washington, D.C. 20549

FORM 11-K

(Mark one)

[X] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the fiscal year ended July 31, 2011                                                                               Commission file number:  001-05146-01

OR

[   ] Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transaction period from ________________________ to ___________________

Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan
c/o Philips Electronics North America Corporation
3000 Minuteman Road
Andover, Massachusetts 01810
Attention: Compensation and Benefits Department

(Full title of the plan and address of the plan, if different from that of the issuer named below)

KONINKLIJKE PHILIPS ELECTRONICS N.V.

Breitner Center, Amstelplein, 2,
Amsterdam 1070MX, The Netherlands
(Address of principal executive offices)

KONINKLIJKE PHILIPS ELECTRONICS N.V.
NONQUALIFIED STOCK PURCHASE PLAN

Report of Independent Registered Public Accounting Firm

The Stock Purchase Plan Committee of the
Koninklijke Philips Electronics N.V.
Nonqualified Stock Purchase Plan:

We have audited the accompanying statements of financial condition of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan (the Plan) as of July 31, 2011 and 2010, and the related statements of income (loss) and changes in plan equity for each of the years in the three-year period ended July 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of July 31, 2011 and 2010, and the income (loss) and changes in plan equity for each of the years in the three-year period ended July 31, 2011 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Boston, Massachusetts
October 28, 2011

KONINKLIJKE PHILIPS ELECTRONICS N.V.
NONQUALIFIED STOCK PURCHASE PLAN

Statements of Financial Condition

July 31, 2011 and 2010

(In thousands, except share amounts)

	2011	2010
Assets:
Investment in Koninklijke Philips Electronics N.V. common stock at fair value – 5,915,750 shares in 2011 and 5,347,159 shares
in 2010 (cost $156,662 in 2011 and cost $138,466 in 2010)	$146,533	166,403
Contributions receivable from participants	1,892	1,829
Total assets	$148,425	168,232
Plan equity	$148,425	168,232
See accompanying notes to financial statements.

KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

Statements of Income (Loss) and Changes in Plan Equity

Years ended July 31, 2011, 2010 and 2009

(In thousands, except share amounts)

	2011	2010	2009
Changes in plan equity:
Investment (loss) income:
Net change in unrealized (depreciation)
appreciation of investments	$(38,066)	40,698	(33,027)
Net realized gain (loss) on sale of investments	2,053	2,920	(2,966)
Dividend income from Koninklijke Philips
Electronics N.V. common stock	6,381	4,669	3,413
Total investment (loss) income	(29,632)	48,287	(32,580)
Contributions:
Participant	27,983	25,546	23,887
Employer	4,927	4,476	4,234
Total contributions	32,910	30,022	28,121
Total additions (reductions) to plan equity	3,278	78,309	(4,459)
Less distributions to participants	(23,085)	(29,462)	(9,966)
Net increase (decrease)	(19,807)	48,847	(14,425)
Plan equity:
Beginning of year	168,232	119,385	133,810
End of year	$148,425	168,232	119,385

See accompanying notes to financial statements.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
NONQUALIFIED STOCK PURCHASE PLAN

Notes to Financial Statements

July 31, 2011 and 2010

(in thousands, except share and per-share amounts)

(1)	Description of the Plan

The following description of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a voluntary stock purchase plan established for eligible employees of certain U.S. and Canadian subsidiaries and affiliates, as defined, of Koninklijke Philips Electronics N.V. (the Company), which provides eligible employees with the right to purchase shares of the Company’s common stock at a discount. The common stock of the Company is quoted on several stock exchanges including Euronext and the New York Stock Exchange (NYSE).

The Plan became effective August 1, 2000 for certain U.S.-based employees. The Plan was amended in November 2007 to include previously excluded executives of certain of the Company’s subsidiaries. The Plan was further amended in December 2007 to permit certain Canada-based employees to participate in the Plan effective October 1, 2008.

(b)	Participation

U.S.-based full-time salaried and hourly employees of certain subsidiaries of the Company, as defined by the Plan, are eligible to participate in the Plan as soon as administratively feasible, and Canada-based full-time employees are eligible after completing 90 days of full-time employment. Employees subject to collective bargaining agreements are eligible to participate upon acceptance of the Plan by their respective union.

(c)	Contributions

Each year, participants may contribute up to 10% of their cash compensation, as defined by the Plan, through payroll withholdings. In addition to the percentage limitation, contributions may not exceed $20 U.S. or Canadian dollars in any calendar year.

The cost of shares to participants equals 85% of the closing price of the Company’s common stock on the last day of the applicable purchase period on which stocks are traded on the NYSE. The 15% discount between the fair value of the shares purchased and the cost to the participants represents employer contributions. Contributions are used to purchase whole and fractional shares of the Company’s common stock at the end of each purchase period (a calendar quarter).

The shares are held by Computershare Trust Company, N.A. for U.S.-based participants and by Computershare Trust Company Canada for Canada-based participants.

(d)	Vesting

All contributions and common stock purchased are 100% vested.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
NONQUALIFIED STOCK PURCHASE PLAN

Notes to Financial Statements

July 31, 2011 and 2010

(in thousands, except share and per-share amounts)

(e)	Dividends

Effective February 8, 2010, the Plan was amended to provide that the Company is entitled in its sole discretion to determine the manner in which any dividend on any common shares issued pursuant to the Plan is paid.  Dividends paid in shares are paid to participants via shares of common stock as determined by the market value on the Amsterdam Stock Exchange at the close of business on a date announced by the Company.  Dividends paid in cash are declared by the Company in Euros, and are paid to participants in U.S. dollars converted at the rate of exchange on the Amsterdam Stock Exchange at the close of business on a date announced by the Company. Dividends paid in cash, net of applicable Dutch taxes withheld, are reinvested into the participant’s account and used to purchase additional common shares at the prevailing market price during the next purchase period. There is no discount applied to shares purchased through the reinvested dividends.

(f)	Plan Restrictions

A participant may sell any shares held in their account at any time without penalty.

(g)	Plan Termination

The Company may suspend or terminate the Plan at any time. If the Plan is suspended or terminated, payroll deductions will terminate and unapplied withholdings will be used to purchase common shares or be repaid to participants without interest as soon as practicable following the termination of the Plan.

(h)	Plan Expenses

Plan expenses are paid by the Company.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The investment in shares held by the Plan is recorded at fair value, measured by the closing price listed by the NYSE. See note 6 for discussion of fair value.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are allocated using the first in, first out method. Dividends are recorded on the ex-dividend date.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
NONQUALIFIED STOCK PURCHASE PLAN

Notes to Financial Statements

July 31, 2011 and 2010

(in thousands, except share and per-share amounts)

(d)	Distributions

Participants may request distributions in the form of Company common stock or cash. Distributions are recorded when paid.

(3)	Investment in Common Shares

Each participant is a 100% owner of the number of shares held on their behalf by the trust. Participants maintain the same rights as common stock shareholders.

As of July 31, 2011, there were 5,915,750 shares held for participants that were valued at $24.77 per share. As of July 31, 2010, there were 5,347,159 shares held for participants that were valued at $31.12 per share. There were $1,891 and $1,829 of participants’ contributions not yet used to purchase shares on July 31, 2011 and 2010, respectively, which are reflected as contributions receivable from participants on the accompanying statements of financial condition.

Proceeds from the sales of Company common stock, cost of common stock sold and the related net realized gain (loss) were as follows:

	Year ended July 31
	2011	2010	2009
Proceeds	$23,085	29,462	9,966
Cost of common stock sold	21,032	26,542	12,932
Net realized gain (loss)	$2,053	2,920	(2,966)

(4)	Tax Status

The Plan is a nonqualified employee stock purchase plan for U.S. tax purposes. U.S. participants of the Plan are taxed under Section 83 of the Internal Revenue Code. Upon purchase of the shares, the excess of the closing market price of the shares on the purchase date over the discounted purchase price (85% of the closing price on the last day of the purchase period) is included as ordinary income on the participant’s Form W-2 sent to the Internal Revenue Service. Any additional appreciation on the shares from the date of purchase until the date of subsequent sale will then be taxed to participants as short-term or long-term capital gain or loss, depending on the period of time the shares are held before sale. Participants are required to include as ordinary income the amount of any dividends received on common shares purchased through the Plan.

For Canada-based participants, the 15% discount is taxable as ordinary income and is subject to federal and provincial income taxes as well as Canadian Pension Plan/Quebec Pension Plan taxes. Taxes are automatically withheld from the participants’ next available paycheck following the stock purchase in accordance with their regular tax withholding elections. The ordinary income amount will be included in the T-4 and RL-Slip (Quebec taxpayers only) statement for the year. When participants sell their shares,

KONINKLIJKE PHILIPS ELECTRONICS N.V.
NONQUALIFIED STOCK PURCHASE PLAN

Notes to Financial Statements

July 31, 2011 and 2010

(in thousands, except share and per-share amounts)

the Canada Revenue Agency requires participants to report these activities on their annual tax return. Any further gain or loss after the purchase of these shares will be taxed as a capital gain or loss.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of July 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(5)	Market Risk

The Plan’s assets are invested in one security, the common stock of the Company. The security is exposed to various risks, such as market risk. Also, the value of the Company’s common stock is dependent upon the performance of the Company and the market’s evaluation of such performance. Recent market conditions have resulted in a high degree of volatility in the equity markets. Due to the level of risk associated with this investment security, and the potential for additional volatility in the equity markets, it is at least reasonably possible that changes in the value of the investment security will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

(6)	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
NONQUALIFIED STOCK PURCHASE PLAN

Notes to Financial Statements

July 31, 2011 and 2010

(in thousands, except share and per-share amounts)

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Value techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

At July 31, 2011 and 2010, the Plan’s investment in Koninklijke Philips Electronics N.V. Common Stock are level 1 investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

Nonqualified Stock Purchase Plan

Date: October 28, 2011	By: /s/ Elizabeth Grella

Name: Elizabeth Grella

Title: Vice President Compensation and Benefits

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm